CUNNINGHAM LINDSEY GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

April 27, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

06013008

SUPPL

Dear Sirs or Mesdames:

Re: Cunningham Lindsey Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Report on Voting Results of Cunningham Lindsey Group Inc. dated April 27, 2006 filed with Canadian securities' authorities.

Also enclosed is the following document filed by Cunningham Lindsey Group Inc. with Canadian securities authorities:

– Press Release dated April 27, 2006

Please call me at (416) 596-8020 with any questions.

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Yours truly,
Cunningham Lindsey Group Inc.

By: ______________________
for Peter Fritze
Corporate Secretary

SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
SECTION

Enc.
PF/eh

Cunningham Lindsey Group Inc.

REPORT ON VOTING RESULTS
Annual General and Special Meeting of Shareholders
April 13, 2006

In accordance with section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations*, this report describes the matters voted upon and the outcomes of the votes conducted at the Annual General and Special Meeting of Shareholders of Lindsey Morden Group Inc. (now, Cunningham Lindsey Group Inc.) (the "Corporation") held on April 13, 2006.

At the meeting, there were shareholders represented in person or by proxy holding 2,172,829 multiple voting shares ("Multiple Voting Shares"), representing 100% of the Corporation's issued and outstanding Multiple Voting Shares, and holding 18,100,927 subordinate voting shares ("Subordinate Voting Shares"), representing 90.87% of the Corporation's issued and outstanding Subordinate Voting Shares.

Name Change

At the meeting, shareholders were presented with a special resolution (the "Special Resolution") authorizing a change in the name of the Corporation from "Lindsey Morden Group Inc./Groupe Lindsey Morden Inc." to "Cunningham Lindsey Group Inc./Groupe Cunningham Lindsey Inc." To become effective, the Special Resolution required approval by two-thirds of the votes cast in person or by proxy at the meeting. Management received the following proxies to vote on this resolution:

Class	Votes For	Proxy %	Votes Against	Proxy %
Multiple Voting	2,172,829	100%	0	0%
Subordinate Voting	15,277,048	Over 99%	10,550	Less than 1%

At the meeting, the Special Resolution was approved by the required two-thirds majority of shareholders.

Election of Directors

The following persons, being all of the directors listed in the Corporation's management proxy circular and nominated for election at the meeting, were elected by a majority of votes cast at the meeting by a show of hands to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed:

Jan Christiansen
James F. Dowd
Anthony F. Griffiths
Michael R.F. Langdon
Paul Murray
Eric P. Salsberg
Christopher H. Sporborg
V. Prem Watsa
Robert S. Weiss

Appointment of Auditors

The resolution to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of votes cast at the meeting by a show of hands.

CUNNINGHAM LINDSEY GROUP INC.

News Release: April 27, 2006
Listed: Toronto Stock Exchange
Stock Symbol: LIN

Note: All dollar amounts in this press release are expressed in Canadian dollars, unless otherwise noted.
Financial results for the three months ended March 31, 2006 (unaudited)

(in $000's except share and per share amounts)	2006	2005
Revenue		
Canada	14,046	12,997
United States	17,540	13,757
United Kingdom	45,245	49,372
Europe	14,373	16,480
International	12,695	16,423
	103,899	109,029
Earnings before interest, taxes, depreciation, and amortization (EBITDA) [1]		
Canada	94	444
United States	1,383	493
United Kingdom	2,869	5,101
Europe	298	704
International	2,577	7,307
Corporate	(1,565)	(1,840)
	5,656	12,209
Depreciation expense	1,183	1,349
Interest expense	4,485	4,952
Gain on disposal	-	(2,946)
Provision for income taxes	1,515	3,642
Net earnings (loss) from continuing operations	(1,527)	5,212
Basic and diluted net earnings (loss) per share from continuing operations	($0.07)	$0.37
Basic and diluted net earnings (loss) per share	($0.07)	$0.37
Total shares outstanding (000) [2]	22,093	14,301
Weighted average shares (000)	21,897	13,925

[1] Earnings before interest, taxes, depreciation, and amortization (EBITDA) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] As at April 27, 2006, there are 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

Revenue for first quarter 2006 was $103.9 million, a decrease of $5.1 million from first quarter 2005 revenue of $109.0 million.

CL Canada reported first quarter 2006 revenue of $14.0 million, which was a $1.0 million higher than first quarter 2005.

Revenue in the United States operations was $17.5 million for first quarter 2006, an increase of $3.8 million from first quarter 2005. In local currency, revenue from the United States operations was U.S.$15.2 million for first quarter 2006, an increase of U.S.$4.0 million from first quarter 2005. The increase in revenue was primarily attributable to increased claims activity following four hurricanes that hit the United States during the second half of 2005 and expansion of normal claims volumes.

Revenue for first quarter 2006 from the United Kingdom operations was $45.2 million, a decrease of $4.2 million from revenue of $49.4 million in first quarter 2005. The reduction in reported revenue was due to the strengthening of the Canadian dollar against the United Kingdom pound. In local currency, revenue from the United Kingdom operations was £22.4 million for first quarter 2006, an increase of £1.1 million from first quarter 2005. The increase in local currency revenue for the quarter was due to increased claims activity across a number of product lines.

Revenue for the first quarter from the European operations was $14.4 million, a decrease of $2.1 million from first quarter 2005. The reduction in reported revenue was due to the strengthening of the Canadian dollar against the European Euro, partially offset by increased revenue in France. In local currency, revenue from the European operations was €10.4 million for first quarter 2006, an increase of €0.1 million from first quarter 2005.

Revenue from the International operations in first quarter 2006 was $12.7 million, a decrease of $3.7 million compared to $16.4 million in first quarter 2005. The strengthening of the Canadian dollar against the United Kingdom pound had a significant impact on the reported revenue. In local currency, revenue from the International operations was £6.3 million for first quarter 2006, a decrease of £0.8 million compared to first quarter 2005. The decrease in local currency revenues reflects the relatively higher revenue recognized in the first quarter of 2005 as a result of increased claims activity following 2004 hurricane activity in the Caribbean.

Earnings before interest, taxes, depreciation, and amortization (EBITDA), for first quarter 2006 was $5.7 million, compared to $12.2 million for first quarter 2005. The decrease reflects relatively higher earnings in International operations recognized in the first quarter of 2005 as a result of increased claims activity following 2004 hurricane activity in the Caribbean, as well as the strengthening of the Canadian dollar against foreign currencies.

The Company's net loss from continuing operations for first quarter 2006 was $1.5 million ($0.07 loss per share) compared to net earnings of $5.2 million ($0.37 per share) in the first quarter 2005. The first quarter 2005 gain on disposal of $2.9 million was due to the sale of a European subsidiary on March 31, 2005.

Mr. Jan Christiansen, President & CEO of Cunningham Lindsey Group Inc. stated, "The first quarter performance of our U.K. and U.S. and International operating subsidiaries was quite positive. While the results of our Canadian and European subsidiaries were not as strong, we believe that they have made strides in positioning themselves for the future. In addition to these results, we were able to complete the renewal of the Brookfield loan agreement on more favorable terms, an important step in our continued efforts to achieve a stronger financial position. While the net results at the holding company level were not what we desired, these results were largely driven by unfavorable currency fluctuations. Our continued positive operating company results position us favorably for the remainder of 2006."

The Company's unaudited consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, is in Canadian dollars.

Cunningham Lindsey Group Inc. (formerly, Lindsey Morden Group Inc.) is a holding company, which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide

network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Cunningham Lindsey also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (214) 488-6725. Website: www.cunninghamlindsey.com